Mail Stop 4561

October 30, 2007

Gerald P. Plush
Chief Financial Officer
Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702

> **Re:** **Webster Financial Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed February 27, 2007**
> **File No. 001-31486**

Dear Mr. Plush:

We have given a full review to the above referenced filing, as well as subsequent related filings, and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Note 3 – Securities, page 64

1.	We note your disclosure on page 66 that you decided to sell your entire portfolio of mortgage backed securities (MBS) classified as available for sale in October 2006 "in light of changing market conditions and other factors."  Please address the following in this regard:

- Clarify when you first perceived the market conditions were changing and describe the changes in market conditions that resulted in your evaluating your intention to hold the available for sale securities until full recovery; and
- Tell us when you reached the conclusion that the MBS portfolio would likely continue to yield less than the cost of short term borrowings and describe the factors that you considered in reaching this conclusion.

Note 21 – Business Segments, page 95

2.	We note your disclosure in the second paragraph on page 97 regarding the methodologies used to allocate income and expense to business lines, especially those related to funds transfer pricing and provision for credit losses. Please address the following:

- o Tell us and revise future filings to clarify how the "matched maturity funding concept" assigns interest income and interest expense to each line of business and why the combined amount of the two reportable segments exceeds the consolidated amount presented in the financial statements;
- o Tell us and revise future filings to explain in further detail how you determine the "expected loss" that you allocate to the reportable segments;
- o Clarify whether the chief operating decision maker (CODM) uses only the reported segment results in assessing segment performance and deciding how to allocate resources, and if not, tell us the other measures that the CODM uses and how they are used;
- o Tell us and revise future filings to explain how the CODM uses the reported segment results in assessing segment performance and deciding how to allocate resources.

3.	As a related matter, Management's Discussion and Analysis should focus on each reportable segment of the business, in accordance with Item 303(A) of Regulation S-K.  Please revise future filings accordingly.

Form 10-Q for the quarterly period ended June 30, 2007

Note 3 – Securities, page 9

4.	We note that you hold mortgage-backed securities (MBS) totaling $1.56 billion at June 30, 2007, that you classify as held-to-maturity. We also note that approximately $1.0 billion of these securities represent residential mortgage loans that you securitized in the last quarter of 2006 and first quarter of 2007, retaining all MBS and recording them at the then carrying amount of the loans.  Given that these securities represent approximately 9.2% of your total assets and the unrealized losses on these securities total $77 million at June 30, 2007, please tell us the following:

- How you considered the guidance in paragraphs 7 to 9 of SFAS 115 in determining it appropriate to classify these securities as held-to-maturity, especially in light of changing market conditions and other factors that resulted in your selling your entire available-for-sale MBS portfolio in the last quarter of 2006; and
- The business purpose behind retaining all MBS for the $1.0 billion in residential mortgage loans that were securitized and the consideration given to your liquidity needs and current liquidity conditions in financial markets.

Management's Discussion and Analysis, page 20

5.      On page 30, we note your discussion of the charges related to the closing costs of PMC ($2.3 million), the severance related charges from the restructuring of insurance and other lines of business ($4.1 million) and the write off of software development costs ($3.4 million). We further note that combined sum of these charges totaling $9.8 million is presented in the income statement on page 4 under "Severance and other costs". Please tell us:

- How you applied SFAS 146 in accounting for these costs; and
- How you determined that you meet the disclosure requirements of paragraph 20 of SFAS 146.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant